Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175940

PROSPECTUS SUPPLEMENT
(to Prospectus dated August 26, 2011)

OCEAN RIG UDW INC.

This prospectus supplement (the “Supplement”) supplements and amends the information contained in the prospectus, dated August 26, 2011, filed by Ocean Rig UDW Inc. (the “Company”) pursuant to the registration statement on From F-4, as amended (File No. 333-175940), which became effective on August 26, 2011 (as further amended or supplemented, the “Prospectus”), relating to the offer to exchange an aggregate of 28,571,428 new shares of the Company’s common stock that have been registered pursuant to the Securities Act of 1933, as amended, for an equivalent number of the Company’s common shares previously sold in a private offering.

This Supplement is being filed to provide updated disclosure concerning the appointment of a new independent director to the Company’s Board of Directors to fill the vacancy resulting from the resignation of Mr. Pankaj Khanna as a director. The Board of Directors approved other changes to the Company’s corporate governance, as described under the heading “Management — Board of Directors and Committees” in connection with the application to list the Company’s common shares on the NASDAQ Global Select Market.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus.

See “Risk Factors” beginning on page 16 of the Prospectus for a discussion of certain factors that you should consider before participating in the Exchange Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated September 13, 2011.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers and the principal officers of certain of our operating subsidiaries. Members of our board of directors are elected annually on a staggered basis. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The initial term of office of each director is as follows: our Class A director serves for a term expiring at the 2011 annual general meeting of shareholders, our two Class B directors serve for a term expiring at the 2012 annual general meeting of shareholders and our two Class C directors serve for a term expiring at the 2013 annual general meeting of shareholders. Officers are appointed from time to time by our board of directors, or our relevant subsidiary, as applicable, and hold office until a successor is appointed.

Directors and executive officers of Ocean Rig UDW Inc.

Name	Age	Position

George Economou	58	Chairman of the Board, President, Chief Executive Officer and Class A Director
Prokopios (Akis) Tsirigakis	56	Class B Director
Michael Gregos	39	Class B Director
Trygve Arnesen	53	Class C Director
Savvas D. Georghiades	61	Class C Director

Principal officers of operating subsidiaries

Name	Age	Position

Paul Carsten Pedersen	56	Acting Chief Executive Officer
Jan Rune Steinsland	51	Chief Financial Officer
Frank Tollefsen	48	Chief Operating Officer and Deputy Chief Executive Officer
John Rune Hellevik	51	Senior Vice President, Marketing & Contracts
Ronald Coull	49	Senior Vice President, Human Resources
Rolf Håkon Holmboe	44	Vice President, Quality, Health, Safety, Environment & Training

The business address of each of our directors and principal officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as our President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since January 2005. He successfully took DryShips public in February 2005, on The NASDAQ Global Market under the trading symbol “DRYS”. Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Prokopios (Akis) Tsirigakis was appointed to serve on our board of directors effective September 12, 2011. Mr. Tsirigakis serves as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus

Marine Acquisition Corp., a newly-organized blank check company formed for the purpose of acquiring one or more operating businesses or assets. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of Star Bulk Carriers Corp. a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. He has served as a director of Star Bulk Carriers Corp. since November 2007. From May 2005 till November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of Dryships. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 till November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991; the company at the time managed 16 dry bulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Michael Gregos was appointed to our board of directors in December 2010. Mr. Gregos is Project Manager for Dynacom Tankers Management Ltd. which he joined in 2001. From 2007 to 2008, Mr. Gregos was employed as Chief Operating Officer by OceanFreight Inc. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Trygve Arnesen, was appointed to our board of directors in December 2010. Mr. Arnesen is a director for Aftermarket Eastern Region with FMC Technologies, a position he has held since August 2010. Mr. Arnesen holds an M.Sc. in petroleum engineering and applied geophysics from the Norwegian University of Science and Technology from 1980. He has worked in the drilling and oil service industry since 1982, and has held a broad range of positions with various companies including Wilhelmsen (1982-1984), Morco&Ross (1984-1985), Norcem / Aker Drilling (1985-1989), Saga (1989), Transocean / Procon / Prosafe (1990-1992 and 1994-2005), Shell (1992-1994), and Odfjell (2005-2006). From 2006 to 2008, Mr. Arnesen was the Chief Executive Officer of Ocean Rig ASA, our predecessor, and he worked as Chief Executive Officer for Norwind from 2008 until 2010.

Savvas Georghiades was appointed to our board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki. Mr. Georghiades is a member of the Shipping Committee of the Cyprus Bar Association.

Paul Carsten Pedersen has been the Acting Chief Executive Officer of Ocean Rig AS since February 2011. Prior to joining Ocean Rig AS, Mr. Pedersen spent 29 years at A.P. Moeller-Maersk, where he held a series of positions with increasing responsibilities in the offshore drilling and corporate mergers and acquisitions areas. From 1994 to 1996, Mr. Pedersen served as director of Maersk Tankers, where he focused on the development of floating production storage and offloading, or FPSO, activities. From 1996 to 1998, Mr. Pedersen served as director of Maersk Contractors, where he was involved in the commercial operations of FPSO activities. From 1998 to 2000, Mr. Pedersen served as Vice President and Chief Commercial Officer of Maersk Contractors and from 2000 to 2003, Mr. Pedersen served as Vice President of Maersk Corporate. From 2003 to 2009, Mr. Pedersen served as the Senior Vice President, Chief Commercial Officer and Deputy Chief Executive Officer, where he managed drilling and FPSO activities, and from 2009 to 2010, he served as the Senior Vice President and Chief Executive Officer for Maersk FPSOs and Maersk LNG. Mr. Pedersen holds a masters degree in mechanical engineering from The Technical University of Denmark and has supplemented his education with executive management courses in Denmark and in the United States at Columbia Business School and The Wharton School of the University of Pennsylvania.

Jan Rune Steinsland is the Chief Financial Officer of Ocean Rig AS and joined the Ocean Rig group of companies in 2006. Mr. Steinsland has 17 years of experience from various positions in the energy and drilling industry and eight years of experience in the finance and technology industries. From 2000 to 2006, Mr. Steinsland was Chief Financial Officer of the Oslo Børs-listed Acta Holding ASA. From 1988 to 2000, Mr. Steinsland held several management positions in Esso Norge AS/Exxon Company International, including Financial Analyst, Financial Reporting Manager, Vice President Accounting, Project Controller and Audit Advisor. Mr. Steinsland has a Master of Business Administration from the University of St. Gallen Switzerland and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

Frank Tollefsen has been with Ocean Rig since January 2004 and served as the Senior Vice President Operations of Ocean Rig AS from March 2007 to January 2011. Mr. Tollefsen was promoted Chief Operating Officer (COO) and Deputy Chief Executive Officer of Ocean Rig AS as of February 1, 2011. Mr. Tollefsen has 26 years of experience from various positions in the drilling contracting business. From 1990 Mr. Tollefsen has had leading positions in the North Sea, Nigeria, Houston, Texas, Brazil, Canada, and the Middle East region as well as India and the Mediterranean. Prior to joining Ocean Rig AS, he spent 13 years with Transocean Ltd. Prior to that, Mr. Tollefsen served six years with Dolphin Drilling. Mr. Tollefsen is a mechanical engineer.

John Rune Hellevik has served as the Senior Vice President Marketing and Contracts of Ocean Rig AS since 2007. Mr. Hellevik has 30 years experience in the offshore business, both from oil companies and contractors. From 1986 to 1995, Mr. Hellevik held various management positions within procurement and marketing in Smedvig Offshore ASA and Scana Offshore Technology. During the period from 1995 to 2006, Mr. Hellevik held management positions within procurement, marketing and contracts of Transocean ASA and Prosafe ASA. Mr. Hellevik received a degree in Business Administration from Bedriftsøkonomisk Institutt (BI), Norway.

Ronald Coull has served as the Senior Vice President Human Resources of the Ocean Rig group of companies since June 2009. He has worked in the oil and gas sector for over 20 years with extensive experience in both generalist human resources management and recruitment. Prior to joining Ocean Rig, Mr. Coull worked for Petrofac facilities management for ten years where his roles included Operations Director of Atlantic Resourcing Ltd, which is a part of the Petrofac group of companies, where Mr. Coull was responsible for the operational and financial performance of this business. This included working with a number of external companies delivering innovative recruitment solutions to the drilling, marine and operations business. Prior to this, he was Human Resources Director & Head of Human Resources for Petrofac Facilities Management in Aberdeen, which had a global workforce of 4,500 employees, with responsibility for providing full human resource support to the business in the North Sea, and for international contracts in Europe, Middle East and Africa and Asia Pacific. Prior to that, Mr. Coull spent three years with Kvaerner Oil & Gas as Human Resources Manager providing HR support to a workforce of approximately 1,800 employees. In addition, he held Senior HR roles in the offshore oil and gas industry at Trafalger House Offshore Holdings (two years) and Vauldale Engineering (ten years).

Rolf Håkon Holmboe has served as the Vice President Quality, Health, Safety, Environment & Training of Ocean Rig AS since January 2010 and has worked in the area of health, safety, environment and quality in the oil and gas sector for 19 years. From 1991 to 1997, Mr. Holmboe worked for Det Norske Veritas before joining Statoil, where he was employed for 12 years from 1997 to 2009. Mr. Holmboe’s areas of experience include emergency preparedness, risk analyses, health, safety and environment management, operational safety and incident investigations. Mr. Holmboe is a Chemical Engineer, graduated from Heriot-Watt University, Edinburgh, in 1990.

Compensation of Directors and Senior Management

The aggregate annual compensation paid by us to the members of the senior management of our subsidiaries (six individuals) was $2.9 million for the year ended December 31, 2010, consisting of $2.7 million in salary and bonus, pension contribution of $0.2 million and other benefits. Our non-employee directors are each entitled to receive annual directors fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors shall each receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors will not receive additional compensation for their services as directors.

Board of Directors and Committees

Our board of directors currently consists of five directors. Our board of directors has determined that each of Messrs. Gregos, Arnesen and Tsirigakis are independent under the rules of the NASDAQ Stock Market. Under the NASDAQ Stock Market rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director’s independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee that, effective September 12, 2011, is comprised of Messrs. Gregos, Arnesen and Tsirigakis, each of whom our board of directors has determined is financially literate and meets the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Tsirigakis qualifies as an audit committee financial expert, as defined under current SEC regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls.

Effective September 12, 2011, we established a compensation committee and a nominating and corporate governance committee, each of which is comprised of Messrs, Gregos, Arnesen and Tsirigakis. The compensation committee is responsible for determining the compensation and benefits of our executive officers. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for membership on the board of directors, considering director nominees proposed by shareholders in accordance with our Second Amended and Restated Bylaws and advising the board of directors with regard to corporate governance practices.

Employment Agreements

Our wholly-owned subsidiary, Ocean Rig ASA, entered into an employment agreement, dated as of May 15, 2006, with Mr. Jan Rune Steinsland for his services as Chief Financial Officer, pursuant to which Mr. Steinsland receives a fixed annual salary and may receive a bonus through the management bonus plan. The agreement continues until terminated by either party on six-months’ notice. In addition, Mr. Steinsland is entitled to participation in our pension scheme. In the case of his termination, except for reasons of gross breach of contract, Mr. Steinsland is entitled to twelve months’ salary, payable in monthly installments following termination. As of December 1, 2008, Mr. Steinsland’s employment contract was amended to transfer Mr. Steinsland’s employment from Ocean Rig ASA to Ocean Rig AS pursuant to the same terms and conditions described above.

Our wholly-owned subsidiary, Ocean Rig AS, entered into an employment agreement, dated January 8, 2004, with Mr. Frank Tollefsen for his services as Senior Vice President Operations from January 19, 2004. The agreement continues until terminated by either party on three months’ notice. Pursuant to the agreement, Mr. Tollefsen receives a fixed annual salary and may receive a bonus through the management bonus plan as well as a “stay on” bonus of six-months salary paid every three years. In addition Mr. Tollefsen is entitled to participation in our pension scheme.

Ocean Rig AS entered into an employment agreement, dated September 15, 2007, with Mr. John Rune Hellevik for his services as Senior Vice President Contracts and Procurement from January 1, 2007. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Hellevik receives a fixed annual salary and may receive a bonus through the management bonus plan. In addition Mr. Hellevik is entitled to participation in our pension scheme.

Ocean Rig Ltd entered into an employment agreement, dated February 8, 2010, with Mr. Ronald Coull for his services as Senior Vice President Human Resources from June 15, 2009. The agreement continues until terminated by either party on six-months’ notice. Pursuant to the agreement, Mr. Coull receives a fixed annual salary and may receive a bonus through the management bonus plan. In addition Mr. Coull is entitled to participation in our pension scheme. In the case of his termination, Mr. Coull is entitled to six months’ notice and six months’ salary, which will increase by one month per year of service up to a maximum of 12 months’ salary.

Ocean Rig AS entered into an employment agreement, dated September 28, 2009, with Mr. Rolf Håkon Holmboe for his services as Vice President Health, Safety, Environment & Quality from January 1, 2010. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Holmboe receives a fixed annual salary and may receive a bonus through the management bonus program. In addition Mr. Holmboe is entitled to participation in our pension scheme.